UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 001-14572

FOUR SEASONS HOTELS INC.
(Translation of registrant's name into English)

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Attention: Executive Vice-President & Secretary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

N E W S

March 9, 2006	Contact: John Davison
Chief Financial Officer
(416) 441-6714
Barbara Henderson
Vice President,
Corporate Finance
(416) 441-4329

FOUR SEASONS HOTELS INC.
REPORTS FOURTH QUARTER AND FULL YEAR 2005 RESULTS

Toronto, Canada -- Four Seasons Hotels Inc. (TSX Symbol "FSH.SV"; NYSE Symbol "FS") today reported its results for the three months and full year ended December 31, 2005.

Effective the first quarter of 2005, we adopted US dollars as our reporting currency. All amounts disclosed in this news release (including amounts for prior periods) are in US dollars unless otherwise noted.

"This is an excellent time for the lodging industry. All elements of travel demand are strong, especially demand for experiences of the highest quality. We are very pleased with Four Seasons position in the industry and remain focused on preserving and extending our leadership position." said Isadore Sharp, Chairman and Chief Executive Officer. "We acknowledge the impact that some of the recent refinements in our portfolio will have on our near-term earnings growth, but we believe the changes we are making, combined with the strength of the Four Seasons brand and our solid development pipeline, will lead to improved long-term results."

Highlights of the Fourth Quarter and Full Year of 2005 *

For the three months ended December 31, 2005, and for the full year ended December 31, 2005, in each case compared to the same period in 2004:

Hotel and Resort Operating Results:

•	For the three months ended December 31, 2005, RevPAR[1] of worldwide Core Hotels[2] increased 7.4%. For the full year ended December 31, 2005, RevPAR of worldwide Core Hotels increased 11.4%.

*	Footnotes can be found on pages 16 and 17.

•	For the three months ended December 31, 2005, RevPAR of US Core Hotels increased 11.5%. For the full year ended December 31, 2005, RevPAR of US Core Hotels increased 13.3%.

•	Excluding the impact of hurricanes on our resort in Palm Beach and of terrorism in Bali, where applicable, RevPAR of worldwide Core Hotels increased 8.8% and 11.7% for the three months and full year ended December 31, 2005, and RevPAR of US Core Hotels increased 13.0% and 13.7% for the same respective periods.

•	For the three months ended December 31, 2005, gross operating margins[3] at worldwide Core Hotels increased 140 basis points to 29.9%. For the full year ended December 31, 2005, gross operating margins at worldwide Core Hotels increased 220 basis points to 30.8%.

•	For the three months ended December 31, 2005, revenues under management increased 11.9% to $676.7 million. For the full year ended December 31, 2005, revenues under management increased 14.2% to $2.6 billion.

Company Operating Results:

•	For the three months ended December 31, 2005, base fees and incentive fees increased 8.3% and 21.0% respectively. For the full year ended December 31, 2005, base fees and incentive fees increased 14.8% and 35.4% respectively. These improvements are the result of better operating results at hotels and resorts under management and fees generated from our newer properties

•	For the three months ended December 31, 2005, the loss from Ownership Operations (which includes corporate expenses)[4] increased by $2.2 million to $5.3 million, largely due to the disposition of our leasehold interest in The Pierre which was effective June 30, 2005. In addition, corporate expenses for the three month period increased $1.0 million due to foreign exchange and a retirement allowance. For the full year ended December 31, 2005, the loss from Ownership Operations increased by $1.4 million to $18.0 million, due primarily to an increase in corporate expenses related to foreign exchange and a retirement allowance, offset in part by the disposition of our leasehold interest in The Pierre effective June 30, 2005.

•	For the three months ended December 31, 2005, earnings before other operating items declined 15.7%, due primarily to the absence of $3.1 million of foreign exchange forward contracts which were included in fee revenues in 2004, the disposition of The Pierre described above, and higher general and administrative costs. The higher general and administrative costs relate primarily to foreign exchange and a reorganization expense. For the full year ended December 31, 2005, earnings before other operating items declined 4.8% due primarily to the absence of $11.2 million of foreign exchange forward contracts which were included in fee revenues in 2004 and higher general and administrative costs for the same reasons as noted for the quarter.

•	Overall, we recorded a net loss of $37.8 million ($1.03 basic and diluted loss per share) in the fourth quarter of 2005, compared to net earnings of $12.8 million ($0.35 basic earnings per share and $0.34 diluted earnings per share) in the fourth quarter of 2004. We recorded a net loss of $28.2 million ($0.77 basic and diluted loss per share) for the full year ended December 31, 2005, compared to net earnings of $25.7 million ($0.72 basic earnings per share and $0.69 diluted earnings per share) for the same period in 2004. Included in net earnings for the quarter and year ended December 31, 2005 is a one-time loss related to the transition of our defined benefit retirement plan to a defined contribution plan, foreign exchange losses related to the translation of certain balance sheet items and a write-down of certain investments.

Adjusting for certain items, adjusted net earnings are detailed below. The details associated with each of the adjustments included below are described below under "Other Income/Expense, Net", which begins on page 12.

Unaudited (in millions of dollars, except per share amounts)	Three months ended December 31,		Years ended December 31,
	2005	2004	2005	2004
Net earnings (loss)	$(37.8)	$12.8	$(28.2)	$25.7
Other (income) expense, net: (see discussion below)
Retirement benefit plan	35.5	—	35.5	—
Asset provisions and write-downs	25.3	—	31.8	—
Foreign exchange(gain)loss	4.8	(5.3)	24.6	(3.2)
(Gain)loss on disposition of assets	(9.0)	0.2	(3.2)	3.7
Other	0.2	—	0.5	0.2
Loss on redemption of Liquid Yield Option Notes ("LYONs")	—	—	—	11.2
Other (income) expense, net	56.8	(5.1)	89.2	11.9
Tax effect of adjustments	(12.0)	1.0	(24.6)	0.1
Adjusted net earnings	$7.0	$8.7	$36.4	$37.7
Adjusted basic earnings per share	$0.19	$0.24	$0.99	$1.06
Adjusted diluted earnings per share	$0.19	$0.23	$0.96	$1.01

Adjusted net earnings is a non-GAAP measure, is not defined by Canadian GAAP and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by Canadian GAAP. Our adjusted net earnings may also not be comparable to adjusted net earnings used by other companies, which may be calculated differently. We consider adjusted net earnings to be a meaningful indicator of our operations and we use it as a measure to assess our operating performance. Adjusted net earnings is also used by investors, analysts, and our lenders as a measure of our financial performance. As a result, we have chosen to provide this information.

Expanding the Portfolio:

•	Since the end of the third quarter of 2005, we have opened new Four Seasons hotels in Geneva, Damascus and Silicon Valley at East Palo Alto and added a Four Seasons Tented Camp in The Golden Triangle, in Thailand.

•	Recently announced projects include Barbados and Macau, and our second hotel in each of Shanghai and Taipei.

"The addition of new Four Seasons properties has been, and will continue to be, a key component of our growth program," said Kathleen Taylor, President Worldwide Business Operations. "We continue to see a strong pipeline of new opportunities for Four Seasons and are working actively with our various capital partners to bring new projects to locations around the world."

Hotel and Resort Operating Results

The following tables highlight our results of operations for our Core Hotels in each of the regions in which we operate.

United States Region

	Results for periods in 2005, as compared to periods in 2004
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	276	11.5%	9.4%	16.9%	28.2%	180
Full Year	273	13.3%	11.6%	22.5%	28.7%	260

In the fourth quarter of 2005, RevPAR increased 11.5%, which was primarily attributable to a 7.3% increase in achieved room rates in the region. Exceptions were Four Seasons Resort Palm Beach, which was affected by hurricanes in the area, and Four Seasons Hotel Philadelphia and The Regent Beverly Wilshire, both of which were undergoing renovations during the quarter. Properties under management in San Francisco, New York, Houston, Los Angeles, Maui, Atlanta, and Boston had particularly strong improvements in RevPAR, relative to the average for the U.S. region. As a result of improvements in RevPAR, gross operating profits and gross operating margins increased 16.9% and 180 basis points, respectively, during the fourth quarter of 2005.

For the full year 2005, all of the properties under management in the region realized RevPAR improvements with the exception of Four Seasons Hotel Houston, which, despite a strong fourth quarter, continued to experience pressure on rates due to supply of hotel rooms in that market. The increases in RevPAR for 2005 were attributable to a 7.3% increase in achieved room rates and a 360 basis point improvement in occupancy. Properties under management in New York, Jackson Hole, Miami, San Francisco, Aviara, Austin, and Los Angeles realized particularly strong improvements in RevPAR, relative to the average for the region. In addition, for the full year 2005, gross operating profits and gross operating margins improved 22.5% and 260 basis points, respectively, as compared to 2004, which was primarily attributable to an 11.6% increase in gross operating revenues.

Other Americas/Caribbean Region

	Results for periods in 2005, as compared to periods in 2004
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	206	8.7%	10.3%	19.7%	24.4%	190
Full Year	217	13.8%	15.1%	29.9%	28.2%	320

In the fourth quarter of 2005, all of the properties under management in the region experienced increases in RevPAR with the exception of Four Seasons Resort Great Exuma at Emerald Bay, which had weaker occupancy due to the threat of hurricanes in the area. On a local currency basis, RevPAR improved 6.0% in the fourth quarter of 2005. Properties under management in Buenos Aires, Punta Mita, and Vancouver had particularly strong improvements relative to the average for the region. As a result of improvements in RevPAR, gross operating profits and gross operating margins increased 19.7% and 190 basis points, respectively, in the fourth quarter of 2005 as compared to the same period in 2004.

For the full year 2005, the 13.8% (10.5% on a local currency basis) improvement in RevPAR was attributable to a 6.9% increase in achieved room rates and a 390 basis point improvement in occupancy. For the full year 2005, all of the properties under management in the region experienced improvements in RevPAR, leading to increases in gross operating profits and gross operating margins of 29.9% and 320 basis points, respectively. Properties under management in Buenos Aires and Exuma had particularly strong improvements in RevPAR and gross operating profits, as compared to the averages for the region.

Europe Region

	Results for periods in 2005, as compared to periods in 2004
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	329	(0.9)%	(1.1)%	4.3%	32.9%	170
Full Year	351	4.5%	4.7%	4.5%	34.6%	(10)

RevPAR in the European Core Hotels remained relatively flat in the fourth quarter of 2005, as compared to the fourth quarter of 2004. On a local currency basis, however, RevPAR increased 6.0%, reflecting improved operating results at the hotels under management in Istanbul, Dublin, and London relative to the other hotels in the region. Also during the fourth quarter of 2005, gross operating profits increased 4.3% (10.8% on a local currency basis), and gross operating margins improved 170 basis points, as compared to the same period in 2004, due to improvements in overall occupancy and achieved room rates on a local currency basis.

For the full year ended December 31, 2005, RevPAR increased 4.5% (4.4% on a local currency basis) primarily due to a 4.1% improvement in achieved room rates. All of the hotels in the region had improved operating results, with the exception of the hotels under management in Lisbon and Canary Wharf, which continue to experience lower group and corporate demand. While there was a 4.5% increase in gross operating profits, gross operating margins remained relatively flat for the full year of 2005, as compared to 2004, mainly as a result of the lower operating results at Four Seasons Hotel Lisbon.

Middle East Region

	Results for periods in 2005, as compared to periods in 2004
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	132	15.9%	19.8%	16.9%	33.7%	(90)
Full Year	142	19.3%	24.8%	39.8%	42.4%	450

In the Middle East region, nearly all of the properties under management had improvements in RevPAR in the fourth quarter of 2005, which was driven primarily by a 12.7% increase in achieved room rates, as compared to the same period in 2004. Four Seasons Hotel Riyadh and Four Seasons Hotel Cairo at First Residence had particularly strong improvements in RevPAR, as compared to the average for the region. On a local currency basis, RevPAR improved 11.0% in the fourth quarter of 2005, as compared to the same period in 2004. With the exception of Four Seasons Resort Sharm El Sheikh, whose business was affected by bombings in the area, all of the hotels experienced RevPAR improvements. Gross operating profits increased 16.9% during the fourth quarter of 2005, as compared to the same period in 2004. However, gross operating margins declined slightly (90 basis points), as compared to the same period in 2004.

For the full year of 2005, the 19.3% improvement in RevPAR was attributable to a 14.5% increase in achieved room rates and a 270 basis point improvement in occupancy. On a local currency basis, RevPAR improved 15.1% for the full year of 2005. Also for the full year of 2005, gross operating profits and gross operating margins improved 39.8% and 450 basis points, respectively, from 2004, as all of the properties under management in the region had stronger operating results. The only exception was Four Seasons Hotel Cairo at First Residence, which, despite a strong fourth quarter, experienced a slight reduction in occupancy and achieved room rates during the first three quarters of 2005 due to additional supply in the city.

Asia/Pacific Region

Region

	Results for periods in 2005, as compared to periods in 2004
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	122	0.1%	(1.0)%	2.2%	36.0%	110
Full Year	118	9.5%	6.5%	13.5%	33.0%	210

In the Asia/Pacific region, RevPAR remained relatively flat in the fourth quarter of 2005, as compared to the same period in 2004. On a local currency basis, RevPAR improved 3.0% for the fourth quarter of 2005. Achieved room rates improved 2.1% (6.3% on a local currency basis). However, this was offset by a 110 basis point decrease in occupancy. In particular, the resorts in Bali experienced lower demand during the fourth quarter of 2005 (due to the bombings that occurred in that market in October 2005). Also during the fourth quarter of 2005, gross operating profits and margins improved 2.2% and 110 basis points, respectively, mainly as the result of improved operating results at properties under management in Jakarta, Singapore, Shanghai, and Chiang Mai.

For the full year 2005, RevPAR improved 9.5% on a US dollar and local currency basis, as compared to 2004. This improvement was attributable to a 4.5% increase in achieved room rates and a 260 basis point improvement in occupancy. Virtually all of the properties under management in the region experienced increases in RevPAR with the exception of Four Seasons Hotel Bangkok, which had lower occupancy levels due to a rooms renovation during the year, and Four Seasons Resort Bali at Jimbaran Bay, which was affected by bombings in that market in 2005. Gross operating profits and gross operating margins improved 13.5% and 210 basis points, respectively, mainly due to improved operating results at the properties under management in Jakarta, Singapore, Shanghai, and Chiang Mai.

Company Operating Results

Management Operations

Management Operations Revenues

(in millions of dollars)	Three months ended December 31,		Dollar Change	Percentage Change
	2005	2004	2005 over 2004	2005 over 2004
Hotel management fees Base	$19.5	$17.9	$1.6	8.3%
Incentive	6.0	5.0	1.0	21.0%
Subtotal	25.5	22.9	2.6	11.1%
Other fees[5]	4.1	2.1	2.0	89.7%
Subtotal	29.6	25.0	4.6	17.8%
Foreign exchange forward contracts[6]	—	3.1	(3.1)	(100.0)%
Reimbursed costs[7]	21.8	16.2	5.6	35.0%
Management operations revenues	$51.4	$44.3	$7.1	15.9%

(in millions of dollars)	Years ended December 31,		Dollar Change	Percentage Change
	2005	2004	2005 over 2004	2005 over 2004
Hotel management fees Base	$75.6	$65.9	$9.7	14.8%
Incentive	27.5	20.3	7.2	35.4%
Subtotal	103.1	86.2	16.9	19.6%
Other fees	14.1	14.6	(0.5)	(3.6)%
Subtotal	117.2	100.8	16.4	16.3%
Foreign exchange forward contracts	—	11.2	(11.2)	(100.0)%
Reimbursed costs	69.1	56.1	13.0	23.2%
Management operations revenues	$186.3	$168.1	$18.2	10.8%

The increases in management operations revenues for the fourth quarter and full year of 2005 were the result of the improvements in revenues and gross operating profits at the worldwide Core Hotels, resulting primarily from RevPAR and other revenue increases, as well as fees generated by newer properties and increases in reimbursed costs.

Base Fees

Base fees increased $1.6 million (from $17.9 million to $19.5 million) for the quarter ended December 31, 2005, as compared to the quarter ended December 31, 2004. Of the $1.6 million increase in base fees, base fees from Core Hotels contributed $1.0 million or 66.2% of the increase. The increase in base fees from Core Hotels in the three months ended December 31, 2005 represented a 7.2% increase over the fees generated from Core Hotels in the fourth quarter of 2004. Properties that opened in 2004 and 2005 contributed base fees of $1.9 million and $0.7 million in 2005 and 2004, respectively. The $1.6 million increase in base fees in the quarter was lower than it would have otherwise been as the result of a $0.9 million reduction in base fees from properties no longer under management and differences in foreign exchange on fees denominated in other than the US dollar.

Base fees increased $9.7 million (from $65.9 million to $75.6 million) for the year ended December 31, 2005 as compared to 2004. Of this increase, base fees from Core Hotels contributed $6.6 million or 68.4% of the increase. The increase in base fees from Core Hotels in 2005 represented a 12.8% increase over the base fees generated from Core Hotels in 2004. Properties that opened in 2004 and 2005 contributed base fees of $5.4 million and $1.6 million in 2005 and 2004, respectively. The $9.7 million increase in base fees in 2005 was lower than it would have otherwise been as a result of a $0.9 million reduction in base fees from properties no longer under management.

Incentive Fees

For the three months ended December 31, 2005, incentive fees increased $1.0 million, as compared to the same period in 2004. Due to a one-time charge at the properties under our management related to the transition of the retirement benefit plan to a defined contribution format in the fourth quarter of 2005, incentive fees were reduced by $1.0 million. The incentive fees earned from properties that opened in 2004 and 2005 represented $1.3 million of the increase. Incentive fees were earned from 37 of the 68 hotels and resorts under management for the fourth quarter 2005, as compared to 32 of the 63 hotels and resorts under management in 2004.

For the full year 2005, incentive fees increased $7.2 million, as compared to 2004. Incentive fees contributed 26.6% of the total hotel management fee revenues for the full year 2005, as compared to 23.5% for the full year 2004. The increase was attributable to improvements in the US, Middle East, and Other Americas/Caribbean regions, which more than offset moderate declines in incentive fees from the Europe and Asia/Pacific regions. The incentive fees earned from properties that opened in 2004 and 2005 represented $3.2 million of the increase in incentive fees. In 2005, incentive fees were earned from 45 of our management agreements (including The Pierre in New York and Four Seasons Hotel Newport Beach, which are no longer managed by us), as compared to 35 of our management agreements in 2004.

Other Fees

For the three months ended December 31, 2005, other fees, (which include royalty and management fees from our residential business, fees we earn during the development of our hotels and resorts, and other miscellaneous fees), increased 89.7% or $2.0 million, to $4.1 million. The increase in other fees for the fourth quarter of 2005, as compared to the same period in 2004, was mainly attributable to royalty fees related to the sale of residences, as well as an increase in design and procurement fees. For the full year ended December 31, 2005, other fees declined 3.6% or $0.5 million, to $14.1 million, as compared to 2004. The decline was attributable to a $2.0 million decline in residential royalty fees due to fewer residential sales closing, and a $1.3 million decline in other miscellaneous fees, offset by a $2.8 million increase in design and procurement fees.

Foreign Exchange Forward Contracts

We reported our financial results in Canadian dollars up to December 31, 2004 and, as a result, we were subject to foreign exchange gains and losses on conversion of our US dollar fee revenues to Canadian dollars. To reduce this currency exposure, we typically hedged a portion of these fees through foreign exchange forward contracts. Effective January 1, 2004, we ceased designating our US dollar foreign exchange forward contracts as hedges of our US dollar fee revenues. All of the outstanding foreign exchange forward contracts at that date were entered into in 2002 and had maturity dates in 2004. For the fourth quarter and full year of 2004, there was a deferred foreign exchange gain of $3.1 million and $11.2 million, respectively, on these foreign exchange forward contracts, which was recognized in 2004 as an increase in fee revenues. We had no such gain for the corresponding periods in 2005, as there were no foreign exchange forward contracts in place in 2005 that related to the hedge of fee revenues.

Management Operations Expenses

(in millions of dollars)	Three months ended December 31,		Dollar Change	Percentage Change
	2005	2004	2005 over 2004	2005 over 2004
General and administrative expenses	11.6	10.0	1.6	16.0%
Reimbursed costs	21.8	16.2	5.6	35.0%
Management operations expenses	33.4	26.2	7.2	27.8%

(in millions of dollars)	Years ended December 31,		Dollar Change	Percentage Change
	2005	2004	2005 over2004	2005 over 2004
General and administrative expenses	41.2	34.5	6.7	22.1%
Reimbursed costs	69.1	56.1	13.0	23.2%
Management operations expenses	110.3	90.6	19.7	21.7%

The majority of our general and administrative expenses are in Canadian dollars and, accordingly, a portion of the increase for the fourth quarter and full year of 2005, as compared to 2004, was attributable to the US dollar having declined relative to the Canadian dollar. For the fourth quarter and full year of 2005, general and administrative expenses (excluding reimbursed costs) increased 11.7% and 11.5%, respectively, on a Canadian dollar basis, as compared to the same period in 2004. On a Canadian dollar basis, the increase in these costs related primarily to an increase in the number of employees at our corporate offices to handle the significant unit growth in our portfolio and to the cost of living increases for corporate employees that were implemented at the beginning of 2005. In addition, in the fourth quarter of 2005, the increase in general and administrative expenses was attributable in part to reorganization costs.

Management Operations Earnings

As a result of the items described above, management operations earnings and management operations profit margin were the following:

(in millions of dollars)	Three months ended December 31,		Years ended December 31,
	2005	2004	2005	2004
Management fee revenues (excluding reimbursed costs and the impact of foreign exchange forward contracts)	$29.6	$25.0	$117.2	$100.8
Management operations earnings before other operating items (excluding reimbursed costs and the impact of foreign exchange forward contracts)[8]	$18.0	$15.0	$76.0	$66.3
Management operations profit margin (excluding reimbursed costs and the impact of foreign exchange forward contracts)[9]	60.8%	60.2%	64.8%	65.8%
Management operations revenues	$51.4	$44.3	$186.3	$168.1
Management operations earnings before other operating items	$18.0	$18.1	$76.0	$77.5
Management operations profit margin[10]	35.0%	41.0%	40.8%	46.1%

Ownership Operations (which includes Corporate Expenses)

In the fourth quarter of 2005, operating losses from ownership operations before other operating items were $5.3 million, as compared to $3.1 million in the fourth quarter of 2004. The increase was primarily attributable to The Pierre (which contributed operating earnings of $1.4 million in the fourth quarter of 2004 and no earnings in the fourth quarter of 2005 as a result of its disposition), and increased corporate expenses relating to foreign exchange and a retirement allowance. Operating losses from ownership operations before other operating items for the full year 2005 increased $1.4 million to a loss of $18.0 million, as compared to a loss of $16.6 million in 2004. The increased loss for the year was primarily attributable to increased corporate expenses relating to foreign exchange and a retirement allowance, partially offset by a decrease in operating losses of $2.0 million at The Pierre, which was disposed of on June 30, 2005, and a decrease in operating losses at Four Seasons Hotel Vancouver of $0.3 million.

Ownership Operations

The Pierre

In June 2005, we disposed of our interest in The Pierre and ceased managing the property on June 30, 2005. This transaction reduced the ownership operations loss for the year ended December 31, 2005 by $2.0 million, as compared to the same period in 2004. During the fourth quarter of 2004, operating earnings at The Pierre were $1.4 million. For the full year 2005, management fees from The Pierre were $1.2 million, as compared to $2.0 million in 2004.

Four Seasons Hotel Vancouver

During the fourth quarter of 2005, RevPAR at Four Seasons Hotel Vancouver increased 9.6%, on a Canadian dollar basis, as compared to the same period in 2004, primarily as a result of an 8.2% increase in achieved room rates. Operating results at the hotel improved approximately $0.4 million to a loss of $0.4 million in the fourth quarter of 2005, as compared to the same period last year.

RevPAR at Four Seasons Hotel Vancouver increased 4.0%, on a Canadian dollar basis, for the full year ended December 31, 2005, as compared to 2004, as a result of occupancy improvements. Consequently, the operating results after management fees at that hotel improved $0.3 million to a loss of $0.5 million in 2005, as compared to 2004.

Corporate Expenses

For the three months and full year ended December 31, 2005, our corporate expenses increased $1.0 million and $3.5 million to $4.6 million and $15.1 million, respectively, as compared to $3.6 million and $11.6 million for the same periods in 2004. The majority of these costs are in Canadian dollars and, accordingly, some of the increase was attributable to the US dollar having declined relative to the Canadian dollar since 2004. The remainder of the increase for the full year and fourth quarter of 2005 was primarily attributable to a retirement allowance.

Other Income/Expense, Net

For the fourth quarter of 2005, other expense, net was $56.8 million, as compared to other income, net of $5.1 million for the same period in 2004. For the full year 2005, other expense, net was $89.2 million, as compared to $11.9 million in 2004.

Retirement Benefit Plan

During the fourth quarter of 2005, we transitioned the majority of our senior executives and hotel and resort general managers from an unfunded defined benefit retirement plan to a fully funded defined contribution retirement plan. We made the change in the retirement plan to improve the certainty and predictability related to the cost of the retirement benefits. We do not expect that the change will have a significant impact on our ongoing annual pension cost.

The transition to this defined contribution format resulted in a funding requirement of $42.2 million, of which $36.0 million was funded in 2005, and a one-time pre-tax loss of $35.5 million. In addition, as a result of the costs incurred by our hotels and resorts for the transition of general manager participants, our incentive fees for 2005 were reduced by approximately $1.0 million since the funding by the hotel owners was typically deducted in calculating the amounts upon which our incentive fees are determined.

Asset Provisions and Write-Downs

From time to time, we make investments in hotels and resorts under our management in the form of equity, loans and investments in management contracts in order to obtain long-term management agreements in respect of these projects. In making these investments, we assess the expected overall returns to Four Seasons, including the value created through our long-term management agreements. However, for financial reporting purposes each discrete investment or component of an investment must be valued only in relation to the cash flow that the particular investment or component of an investment generates to Four Seasons, without regard to the ongoing value of the management agreement.

For three months ended December 31, 2005, other expense, net, includes an expense of $25.3 million relating to the provision for and the write-down of certain assets, including a provision for loss of $8.8 million on long-term receivables, a write-down of $15.9 million on investments in hotel partnerships and corporations and a write-down of $0.6 million related to investment in management contracts.

For the year ended December 31, 2005, other expense, net, includes an expense of $31.8 million relating to the provision for and the write-down of certain assets, including a provision for loss of $8.8 million on long-term receivables, a write-down of $17.9 million on investments in hotel partnerships and corporations and a write-down of $5.1 million on investment in management contracts.

Foreign Exchange

Other expense for the fourth quarter of 2005 included a foreign exchange loss of $4.8 million, as compared to a gain of $5.3 million for the same period in 2004. Other expense for the full year ended December 31, 2005 included a foreign exchange loss of $24.6 million, as compared to a gain of $3.2 million in 2004.

Foreign exchange gains and losses arose primarily from the translation to Canadian dollars (using current exchange rates at the end of each quarter) of our foreign currency-denominated net monetary assets, which are not included in our designated foreign self-sustaining subsidiaries. They also reflected local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets is the difference between our foreign currency-denominated monetary assets and our foreign currency-denominated monetary liabilities in each currency, and consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and short-term and long-term liabilities, as determined under Canadian generally accepted accounting principles ("GAAP"). As a result of a currency swap relating to our convertible senior notes, our US net monetary dollar asset position increased significantly during the second quarter of 2005. This, combined with the strengthening of the Canadian dollar relative to the US dollar and the British pound sterling, resulted in the foreign exchange loss during the full year and fourth quarter of 2005.

Gains and Losses on Disposition of Assets

Other expense, net for the three months ended December 31, 2005 also includes a net gain of $9.0 million, related to the disposition of certain investments in hotel partnerships and corporations and the exit from certain management contracts.

Other expense, net for the year ended December 31, 2005 also includes a net gain of $3.2 million, which related to the disposition of The Pierre and certain investments in hotel partnerships and corporations and the exit from certain management contracts.

Included in other expense, net during the year ended December 31, 2004, was a net loss of $3.7 million related to the sale of certain investments and the settlement of a long-term receivable.

Redemption of the LYONs

Included in other expense, net for the year ended December 31, 2004 is the loss on the redemption of the debt component of our LYONs (issued in 1999) of $11.2 million.

Looking Ahead

Our business objectives for 2006 continue to focus on those aspects of our business that we believe provide the greatest potential for maximizing long-term shareholder value.

New Openings

In addition to Four Seasons Hotel Silicon Valley at East Palo Alto and Four Seasons Tented Camp Golden Triangle, Thailand, which both opened in January 2006, we expect to open nine new hotels and resorts over the course of 2006 and 2007, and re-open Four Seasons Resort Maldives at Kuda Huraa. The average term of the management contracts for these properties is 58 years, and these management contracts are expected to provide us with significant additional long-term fee income. During 2006, we expect to fund in the range of $50.0 million to $75.0 million in connection with obtaining new or enhancing existing management agreements.

Service

During 2006, we intend to maintain our focus on value to our guests by continuing to deliver our exceptional quality of service, while at the same time controlling costs. We also intend to focus on enhancing our premium service quality and rate premiums at each of the 11 Four Seasons hotels and resorts that opened over the past 24 months and the new Four Seasons projects that are expected to open in 2006.

We expect that the strong economic environment should translate into continued strength in travel demand, particularly business travel. We also expect that leisure travel demand will remain strong. On a full-year basis, we expect our average daily room rates for 2006 to exceed the rates achieved in 2005.

RevPAR and Margin Improvements

If the travel trends that we experienced in 2005 continue and exchange rates remain at current levels, we expect RevPAR, on a US dollar basis, for worldwide Core Hotels for the full year 2006 to increase in the range of 8% to 10%, as compared to 2005. We expect that this improvement will result from occupancy and pricing improvements. If current trends continue, we expect the full-year gross operating margins of our worldwide Core Hotels to increase more than 150 basis points in 2006.

Management Operations

As a result of the portfolio refinements, including our ceasing management of The Pierre and Four Seasons Hotel Newport Beach in 2005 and, our ceasing management of The Regent Kuala Lumpur later this year and renovation plans at certain hotels, including Four Seasons Resort Maui, we expect full year hotel management fee revenues to grow in line with our full year RevPAR growth expectations for 2006. Assuming no significant changes to the US to Canadian dollar exchange rate, we expect our operating costs (which include the amounts included in general and administrative expenses in Management Operations together with corporate expenses included in Ownership Operations) should increase in the range of 6% to 8% for the full year 2006 as compared to full year 2005.

"As previously noted, we view 2006 as a transition year. The moderate growth in management fee revenue expected in 2006 reflects the loss of ongoing fee revenue from The Pierre, Newport Beach and Kuala Lumpur," said John Davison, Chief Financial Officer. "As we look beyond 2006, we expect all elements of our growth program to make a solid contribution to earnings, including strong fee improvements from existing hotels (in particular those completing renovation programs), increased fees from recently opened hotels as they stabilize and the continued addition of exciting new Four Seasons properties around the world."

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our management's discussion and analysis and our annual information form. Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this press release are qualified by these cautionary statements. These statements are made as of the date of this press release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

The information contained in this news release is a summary of information provided in our Management's Discussion and Analysis for the period. This news release and the Management's Discussion and Analysis should be read in conjunction with our financial statements for the period that, together with our Management's Discussion and Analysis is posted on our website at www.fourseasons.com/investor and is available as part of our filings at www.sedar.com.

1.	RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

2.	The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami), The Pierre in New York (due to its disposition on June 30, 2005) and Four Seasons Hotel Newport Beach (due to the owner's decision to manage that property independently).

3.	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

4.	Included in ownership operations and corporate expenses are the consolidated revenues and expenses from our 100% leasehold interests in Four Seasons Hotel Vancouver, The Pierre in New York (until the lease disposition on June 30, 2005), and Four Seasons Hotel Berlin (until the lease termination on September 26, 2004), distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses related, in part, to these ownership interests.

5.	Other fees include royalty and management fees from our residential business, fees we earn during the development of our hotels and other miscellaneous fees.

6.	Prior to January 1, 2004, we designated our US dollar foreign exchange forward contracts as hedges of our US dollar fee revenues. In 2003, we recorded foreign exchange gains of $5.7 million on these designated foreign exchange forward contracts as an increase in fee revenues. Effective January 1, 2004, we ceased designating our US dollar foreign exchange forward contracts as hedges of our US dollar fee revenues. All of the outstanding foreign exchange forward contracts at that date were entered into in 2002 and had maturity dates in 2004. At January 1, 2004, there was a deferred foreign exchange gain of $11.2 million on these foreign exchange forward contracts which was recognized in 2004 as an increase in fee revenues over the course of 2004. Foreign exchange gains on foreign exchange forward contracts were recorded as increases in management operations fee revenues in the quarters of 2004 and 2003 as follows:

(In millions of US dollars)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004	$2.7	$2.8	$2.6	$3.1
2003	$0.5	$1.5	$1.4	$2.3

7.	Reimbursed costs includes the reimbursement of all out-of-pocket costs, including sales and marketing and advertising fees.

8.	This is a non-GAAP measure and is calculated as management fee revenues (excluding reimbursed costs and the impact of foreign exchange forward contracts) less management general and administrative expenses.

9.	This is a non-GAAP measure and is calculated as management fee revenues (excluding reimbursed costs and the impact of foreign exchange forward contracts) divided by management operations earnings before other operating items (excluding reimbursed costs and the impact of foreign exchange forward contracts).

10.	The management operations profit margin represents management operations earnings before other operating items, as a percentage of management operations revenue.

* * *

The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

* * *

We will hold a conference call today at 11:00 a.m. (Eastern Standard Time) to discuss the fourth quarter and year end financial results. The details are:

To access the call dial:	1 (800) 428-5596 (U.S.A. and Canada) 1 (416) 620-2419 (outside U.S.A. and Canada)

To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21283422.

A live web cast will also be available by visiting http://www.fourseasons.com/investor.
This web cast will be archived for one month following the call.

* * *

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars except per share amounts)	Three months ended December 31,		Years ended December 31,
	2005	2004	2005	2004
	(Unaudited )	(Unaudited )
Consolidated revenues (note 4)	$58,498	$69,524	$248,338	$261,267
MANAGEMENT OPERATIONS
Revenues:
Fee revenues (note 4(a))	$29,559	$28,154	$117,199	$112,014
Reimbursed costs	21,832	16,170	69,051	56,062
	51,391	44,324	186,250	168,076
Expenses:
General and administrative expenses	(11,583)	(9,986)	(41,221)	(34,522)
Reimbursed costs	(21,832)	(16,170)	(69,051)	(56,062)
	(33,415)	(26,156)	(110,272)	(90,584)
	17,976	18,168	75,978	77,492
OWNERSHIP OPERATIONS AND CORPORATE EXPENSES
Revenues	7,505	26,615	65,343	97,436
Distributions from hotel investments	—	—	132	293
Expenses:
Cost of sales and expenses	(7,762)	(24,678)	(65,009)	(98,212)
Corporate expenses	(4,634)	(3,642)	(15,128)	(11,621)
Fees to Management Operations	(398)	(1,415)	(3,387)	(4,538)
	(5,289)	(3,120)	(18,049)	(16,642)
Earnings before other operating items	12,687	15,048	57,929	60,850
Depreciation and amortization	(2,675)	(3,262)	(11,187)	(11,779)
Other income (expense), net (note 5)	(56,789)	5,120	(89,208)	(11,906)
Earnings (loss) from operations	(46,777)	16,906	(42,466)	37,165
Interest income (expense), net	1,576	(153)	3,402	1,106
Earnings (loss) before income taxes	(45,201)	16,753	(39,064)	38,271
Income tax recovery (expense):
Current	(1,523)	(4,099)	(1,912)	(9,065)
Future	8,954	103	12,753	(3,508)
	7,431	(3,996)	10,841	(12,573)
Net earnings (loss)	$(37,770)	$12,757	$(28,223)	$25,698
Basic earnings (loss) per share (note 3(a))	$(1.03)	$0.35	$(0.77)	$0.72
Diluted earnings (loss) per share (notes 1(d) and 3(a))	$(1.03)	$0.34	$(0.77)	$0.69

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)	As at December 31, 2005	As at December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$242,178	$226,377
Receivables	69,690	81,541
Inventory	7,326	1,439
Prepaid expenses	2,950	2,981
	322,144	312,338
Long-term receivables	175,374	179,060
Investments in hotel partnerships and corporations	99,928	131,338
Fixed assets	64,850	59,939
Investment in management contracts	164,932	181,273
Investment in trademarks and trade names	4,210	4,424
Future income tax assets	14,439	3,711
Other assets	34,324	30,064
	$880,201	$902,147
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$54,797	$60,415
Long-term obligations due within one year	4,853	3,766
	59,650	64,181
Long-term obligations (note 2)	273,825	253,066
Shareholders’ equity (note 3):
Capital stock	250,430	248,980
Convertible notes	36,920	36,920
Contributed surplus	10,861	8,088
Retained earnings	160,741	192,129
Equity adjustment from foreign currency translation	87,774	98,783
	546,726	584,900
	$880,201	$902,147

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS

(In thousands of US dollars)	Three months ended December 31,		Years ended December 31, 2005
	2004	2004	2005	2004
	(Unaudited)	(Unaudited)
Cash provided by (used in) operations:
MANAGEMENT OPERATIONS
Earnings before other operating items	$17,976	$18,168	$75,978	$77,492
Items not requiring an outlay of funds	1,449	483	3,711	1,701
Working capital provided by Management Operations	19,425	18,651	79,689	79,193
OWNERSHIP OPERATIONS AND CORPORATE EXPENSES
Loss before other operating items	(5,289)	(3,120)	(18,049)	(16,642)
Items not requiring an outlay of funds	632	291	1,504	943
Working capital used for
Ownership Operations and Corporate Expenses	(4,657)	(2,829)	(16,545)	(15,699)
	14,768	15,822	63,144	63,494
Interest received, net	7,987	1,411	13,520	7,578
Interest paid on redemption of convertible notes	—	—	—	(25,840)
Proceeds received on termination of interest rate swap	—	9,000	—	9,000
Amount paid relating to retirement benefit plan transition (note 5(a))	(36,029)	—	(36,029)	—
Current income tax received (paid)	521	2,632	(6,376)	546
Change in non-cash working capital	3,167	3,792	(7,308)	(9,302)
Other	(321)	(325)	(474)	(1,082)
Cash provided by (used in) operations	$(9,907)	$32,332	$26,477	$44,394

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)	Three months ended December 31,		Years ended December 31,
	2005	2004	2005	2004
	(Unaudited )	(Unaudited)
Cash provided by (used in):
Operations:	$(9,907)	$32,332	$26,477	$44,394
Financing:
Issuance of convertible notes	—	—	—	241,332
Redemption of convertible notes	—	—	—	(189,670)
Other long-term obligations including current portion	1,259	(71)	39	(83)
Issuance of shares	54	20,319	7,046	33,870
Dividends paid	—	—	(3,142)	(2,811)
Cash provided by financing	1,313	20,248	3,943	82,638
Capital investments:
Long-term receivables	8,943	(8,882)	(10,304)	(16,265)
Investments in hotel partnerships and corporations	2,081	(1,508)	(8,732)	(36,135)
Disposal of hotel partnerships and corporations	11,935	2,418	24,607	38,395
Purchase of fixed assets	(5,885)	(2,414)	(18,706)	(6,583)
Investments in trademarks and trade names and management contracts	11,148	(2,397)	10,473	(12,135)
Other assets	288	(5,641)	(7,614)	(8,506)
Cash provided by (used in) capital investments	28,510	(18,424)	(10,276)	(41,229)
Increase in cash and cash equivalents	19,916	34,156	20,144	85,803
Increase (decrease) in cash and cash equivalents due to unrealized foreign exchange gain (loss)	790	7,932	(4,343)	8,475
Cash and cash equivalents, beginning of period	221,472	184,289	226,377	132,099
Cash and cash equivalents, end of period	$242,178	$226,377	$242,178	$226,377

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Years ended	December 31
(In thousands of US dollars)	2005	2004
Retained earnings, beginning of period	$192,129	$169,364
Net earnings (loss)	(28,223)	25,698
Dividends declared	(3,165)	(2,933)
Retained earnings, end of period	$160,741	$192,129

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(In thousands of US dollars except per share amounts)

In these interim consolidated financial statements, the words ‘‘we’’, ‘‘us’’, ‘‘our’’, and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles (‘‘GAAP’’) for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended December 31, 2004.

1. Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2004, except as disclosed below:

(a)	Change in reporting currency:

We have historically prepared our consolidated financial statements in Canadian dollars (‘‘C$’’). Effective January 1, 2005, we have adopted US dollars as our reporting currency. With the majority of our management fee revenues in US dollars, reporting in US dollars is expected to reduce the volatility on reported results relating to the impact of fluctuations in the rate of exchange between the US and Canadian dollar relating to these revenues and, as a result, we believe it will provide our financial statement users with more meaningful information. We have not changed the functional currency of Four Seasons Hotels Inc., which remains Canadian dollars, or the functional currencies of any of its subsidiaries.

The 2005 and 2004 consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flows. Equity transactions have been translated to US dollars at the historical exchange rates with opening equity accounts on January 1, 2003 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to ‘‘Equity adjustment from foreign currency translation’’ included as a separate component of shareholders’ equity.

(b)	Variable interest entities:

The Canadian Institute of Chartered Accountants (‘‘CICA’’) issued Accounting Guideline No. 15, ‘‘Consolidation of Variable Interest Entities’’ (‘‘AcG-15’’), which establishes criteria to identify variable interest entities (‘‘VIE’’) and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. The implementation of AcG-15, effective January 1, 2005, did not require us to consolidate any additional interests.

(c)	Investments in hotel partnerships and corporations:

In conjunction with the issuance of Section 3475, ‘‘Disposal of Long-Lived Assets and Discontinued Operations’’, the CICA eliminated the exception from consolidation for a temporary controlled subsidiary effective for fiscal years beginning on or after October 1, 2004. Accordingly, effective January 1, 2005, we account for our temporary investments, which are not controlled but over which we have significant influence, by the equity method, and consolidate our temporary investments which are controlled. The change in accounting for these temporary investments did not have a material impact on our consolidated financial statements for the three months and year ended December 31, 2005.

(d)	Diluted earnings (loss) per share:

In June 2005, the Emerging Issues Committee of the CICA issued Abstract EIC-155, ‘‘The Effect of Contingently Convertible Instruments on Diluted Earnings per Share’’, which requires the application of the ‘‘if-converted method’’ to account for the potential dilution relating to the conversion of contingently convertible instruments, such as our convertible senior notes. EIC-155 was effective for interim and annual reporting periods beginning on or after October 1, 2005, and is required to be applied retroactively, with restatement of prior period diluted earnings (loss) per share. The implementation of EIC-155 in 2005 did not have an impact on diluted earnings (loss) per share in 2005 and 2004, as the effect of the assumed conversion of our convertible senior notes to 3,489,525 Limited Voting Shares, by application of the ‘‘if-converted method’’, has been excluded from the calculations as the inclusion of this conversion resulted in an anti-dilutive effect for the three months and years ended December 31, 2005 and 2004.

(e)	Non-monetary transactions:

In June 2005, the CICA issued Section 3831, ‘‘Non-Monetary Transactions’’, which introduces new requirements for non-monetary transactions entered into on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. As this standard is to be implemented for non-monetary transactions entered into on or after January 1, 2006, the impact of adoption of this standard will depend upon future non-monetary transactions.

2. Long-term obligations:

(a)	Bank credit facility:

We have a committed bank credit facility of $125,000, which expires in September 2007. As at December 31, 2005, no amounts were borrowed under this credit facility. However, approximately $1,600 of letters of credit were issued under this credit facility as at December 31, 2005. No amounts have been drawn under these letters of credit.

(b)	Currency and interest rate swap:

In April 2005, we entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian Bankers Acceptance in arrears plus 1.1% per annum on an initial notional amount of C$269.2 million. On July 30, 2009, we will pay C$311.8 million and receive $250,000 under the swap. We have designated the swap as a fair value hedge of our convertible senior notes, which were issued in 2004.

3. Shareholders’ equity:

As at December 31, 2005, we have 3,725,698 outstanding Variable Multiple Voting Shares (‘‘VMVS’’), 32,915,328 outstanding Limited Voting Shares (‘‘LVS’’), and 4,485,463 outstanding stock options (weighted average exercise price of C$59.25 ($50.81)).

(a)	Earnings (loss) per share:

A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic and diluted earnings (loss) per share is as follows:

	Three months ended December 31,
	2005		2004
	Net loss	Shares	Net earnings	Shares
Basic earnings (loss) per share amounts	$(37,770)	36,640,579	$12,757	36,104,399
Effect of assumed dilutive conversions:
Stock option plan	—	—	—	1,686,109
Diluted earnings (loss) per share amounts	$(37,770)	36,640,759	$12,757	37,790,508

	Years ended December 31,
	2005		2004
	Net loss	Shares	Net earnings	Shares
Basic earnings (loss) per share amounts	$(28,223)	36,628,206	$25,698	35,647,986
Effect of assumed dilutive conversions:
Stock option plan	—	—	—	1,666,230
Diluted earnings (loss) per share amounts	$(28,223)	36,628,206	$25,698	37,314,216

The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 4,485,463 stock options to LVS, under our stock option plan, during the three months and year ended December 31, 2005 (2004 – 59,000 and 847,876 stock options, respectively), as the inclusion of these options would have resulted in an anti-dilutive effect. As we incurred a net loss for the three months and year ended December 31, 2005, all outstanding stock options were excluded from the calculation of diluted loss per share for these periods. There was no dilution in 2005 and 2004 relating to the convertible senior notes issued in 2004 (note 1(d)). In addition, the dilution relating to the conversion of our convertible notes (issued in 1999 and subsequently redeemed in September 2004) to 3,463,155 LVS, by application of the ‘‘if-converted method’’, has been excluded from the calculation for 2004 as the inclusion of this conversion resulted in an anti-dilutive effect.

(b)	Stock-based compensation:

We use the fair value-based method to account for all employee stock options granted or modified on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

There were no stock options granted in the three months ended December 31, 2005 and 2004, and in the year ended December 31, 2005. The fair value of stock options granted in the year ended December 31, 2004 was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 4.39%; semi-annual dividend per LVS of C$0.055; volatility factor of the expected market price of our LVS of 28% to 30%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the year ended December 31, 2004, the weighted average fair value of the options at the grant dates was C$25.32 ($19.46). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options are amortized to compensation expense over the options’ vesting period.

Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted during 2002, which were not accounted for using the fair value-based method. For the three months and years ended December 31, 2005 and 2004, if we had applied the fair value-based method to options granted during 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	Three months ended December 31,		Years ended December 31,
	2005	2004	2005	2004
Stock option expense included in compensation expense	$(839)	$(501)	$(2,333)	$(1,633)
Net earnings (loss), as reported	$(37,770)	$12,757	$(28,223)	$25,698
Decrease (increase) in interest expense that would have been recorded if all outstanding stock options granted during 2002 had been expensed	463	(694)	(1,626)	(2,622)
Pro forma net earnings (loss)	$(37,307)	$12,063	$(29,849)	$23,076
Earnings (loss) per share:
Basic, as reported	$(1.03)	$0.35	$(0.77)	$0.72
Basic, pro forma	(1.02)	0.33	(0.81)	0.65
Diluted, as reported	(1.03)	0.34	(0.77)	0.69
Diluted, pro forma	(1.02)	0.32	(0.81)	0.62

4. Consolidated revenues:

	Three months ended December 31,		Years ended December 31,
	2005	2004	2005	2004
Revenues from Management Operations (a)	$51,391	$44,324	$186,250	$168,076
Revenues from Ownership Operations	7,505	26,615	65,343	97,436
Distributions from hotel investments	—	—	132	293
Fees from Ownership Operations to Management Operations	(398)	(1,415)	(3,387)	(4,538)
	$58,498	$69,524	$248,338	$261,267

(a)	Effective January 1, 2004, we ceased designating our US dollar foreign exchange forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11,201, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. During the three months and year ended December 31, 2004, we recognized $3,058 and $11,201, respectively, of the deferred gain in fee revenues. In addition, effective January 1, 2004, the US dollar foreign exchange forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss and was included in other expense, net. This resulted in a $603 and a $497 foreign exchange gain, respectively, for the three months and year ended December 31, 2004. We did not hedge any of our US dollar fee revenues during the three months and year ended December 31, 2005.

5. Other income (expense), net:

	Three months ended December 31,		Years ended December 31,
	2005	2004	2005	2004
Loss on retirement benefit plan transition (a)	$(35,467)	$—	$(35,467)	$—
Asset provisions and write downs (b)	(25,231)	—	(31,787)	—
Foreign exchange gain (loss) (c)	(4,778)	5,264	(24,632)	3,173
Loss on redemption of convertible notes (d)	—	—	—	(11,174)
Gain (loss) on disposition of assets (b)	9,014	(130)	3,175	(3,672)
Legal and enforcement costs	(327)	(14)	(497)	(233)
	$(56,789)	$5,120	$(89,208)	$(11,906)

(a)	During the fourth quarter of 2005, we transitioned the majority of our senior executives and hotel and resort general managers from an unfunded defined benefit retirement plan to a fully funded retirement plan based on a defined contribution format. The change in the retirement plan was made to improve the certainty and predictability related to the cost of the retirement benefits.

The transition to this defined contribution retirement plan resulted in a cash funding by us in 2005 of $36,029 and a pre-tax accounting charge of $35,467. During the year ended December 31, 2005, we incurred a pension expense of $2,001 related to the defined benefit retirement plan and $2,243 related to the defined contribution retirement plan.

We continue to maintain the unfunded multi-employer, non-contributory, defined benefit retirement plan on behalf of four active executives and 14 retired executives and general managers, as well as the owner of two of our managed properties. As at December 31, 2005, we have an accrued defined benefit liability of $25,843 in respect of this plan, which is included in ‘‘Long-term obligations.’’ This accrued defined benefit liability excludes the defined benefit obligation of the owner of the two managed properties for their current general managers.

(b)	Asset provisions and write downs for the three months and year ended December 31, 2005 includes a provision for loss of $8,829 on long-term receivables, a write down of $15,923 and $17,853, respectively, on investments in hotel partnerships and corporations and a write down of $479 and $5,105, respectively, on investment in management contracts.

Gain (loss) on disposition of assets for the three months and year ended December 31, 2005 includes a net gain of $9,892 and $9,337, respectively, (2004 — net loss of $130 and $3,672, respectively) on the dispositions of investments in hotel partnerships and corporations, the settlement of long-term receivables and the exit from certain management contracts, and a loss of $878 and $6,162, respectively, on the assignment of leases and the sale of related assets of The Pierre (note 6).

(c)	The net foreign exchange loss in 2005 and the net foreign exchange gain in 2004 related primarily to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries.

In December 2005, we entered into 24 US dollar foreign exchange forward contracts to convert $21,189 of US dollars to Canadian dollars at an average exchange rate of 1.16 over the period ending June 2006. We entered into these contracts to protect ourselves in the event of a strengthening Canadian currency as it relates to expenditures incurred by us for our management operations and corporate expenses, which are denominated primarily in Canadian dollars. These contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. This resulted in a $127 foreign exchange loss being recorded in 2005.

Effective, January 1, 2004, we ceased designating our US dollar foreign exchange forward contracts as hedges of our 2004 US dollar revenue and, as a result, these contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss (note 4 (a)).

(d)	The loss on the redemption of the debt component of our convertible notes (issued in 1999) of $11,174 are more fully described in our consolidated financial statements for the year ended December 31, 2004.

6. Guarantees and commitments:

As at December 31, 2005, we had provided certain guarantees in connection with properties under our management. These include guarantees in respect of four projects totalling a maximum of approximately $18,500, as well as a guarantee of $300 for relocation costs for certain employees. We have lease guarantees in respect of Four Seasons Hotel London, as well as a lease guarantee in respect of Four Seasons Hotel Prague (these guarantees are more fully described in our consolidated financial statements for the year ended December 31, 2004). To the extent we are called upon to honour any one of these guarantees, we generally have either the right to be repaid from hotel operations and/or have various forms or security or recourse to the owner of the property.

We also have four other commitments totalling approximately $16,000 to four properties under our management. In addition, during 2005, we assigned our leases and sold the related assets of The Pierre. As part of the sale of The Pierre, in accordance with statutory provisions, the purchaser agreed to assume a portion of our contribution history with a multi-employer pension fund for the unionized hotel employees (the ‘‘NYC Pension’’). This permitted us to withdraw from the NYC pension without incurring a withdrawal liability estimated at $10,700. In certain limited circumstances, as a part of our agreement, we may be required to pay a portion of the purchaser’s withdrawal liability, if any. We believe that the likelihood of our being required to make a payment is remote, and have not recorded any amount as at December 31, 2005 in respect of a potential NYC Pension withdrawal liability.

During 2006, we expect to fund $1,700 relating to one of these commitments. Our assessment of our potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

7. Seasonality:

Our hotels and resorts are generally affected by normally recurring seasonal patterns and, for most of the properties, demand is typically lower in December through March than during the remainder of the year.

Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. However, seasonality can be affected by specific local events that can cause and from time to time have caused, unanticipated disruptions to the operations of certain of the properties we manage.

Our ownership operations are also affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership properties typically incur an operating loss in the first quarter of each year. Typically, the third quarter has been the strongest quarter for the Four Seasons Hotel Vancouver.

FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA — CORE HOTELS1

	Three months ended December 31,
(Unaudited)	2005	2004	Variance
Worldwide
No. of Properties	51	51	—
No. of Rooms	13,450	13,450	—
Occupancy²	66.9%	66.4%	0.5pts.
ADR³ − in US dollars	$355	$340	4.4%
RevPAR[4] − in US dollars	$224	$208	7.4%
Gross operating margin[5]	29.9%	28.5%	1.4pts.
United States
No. of Properties	19	19	—
No. of Rooms	5,985	5,985	—
Occupancy²	69.7%	69.1%	0.6pts
ADR³ − in US dollars	$388	$361	7.3%
RevPAR[4] − in US dollars	$276	$247	11.5%
Gross operating margin[5]	28.2%	26.4%	1.8pts.
Other Americas/Caribbean
No. of Properties	8	8	—
No. of Rooms	1,725	1,725	—
Occupancy²	63.6%	61.6%	2.0pts.
ADR³ − in US dollars	$369	$347	6.4%
RevPAR[4] − in US dollars	$206	$190	8.7%
Gross operating margin[5]	24.4%	22.5%	1.9pts.
Europe
No. of Properties	8	8	—
No. of Rooms	1,425	1,425	—
Occupancy²	62.3%	60.9%	1.4pts.
ADR³ − in US dollars	$504	$513	(1.8)%
RevPAR[4] − in US dollars	$329	$332	(0.9)%
Gross operating margin[5]	32.9%	31.2%	1.7pts.
Middle East
No. of Properties	4	4	—
No. of Rooms	850	850	—
Occupancy²	64.0%	63.4%	0.6pts.
ADR³ − in US dollars	$206	$183	12.7%
RevPAR[4] − in US dollars	$132	$114	15.9%
Gross operating margin[5]	33.7%	34.6%	(0.9	)pts.
Asia/Pacific
No. of Properties	12	12	—
No. of Rooms	3,465	3,465	—
Occupancy²	66.3%	67.4%	(1.1	)pts.
ADR³ − in US dollars	$243	$238	2.1%
RevPAR[4] − in US dollars	$122	$122	0.1%
Gross operating margin[5]	36.0%	34.9%	1.1pts.

1	The term ‘‘Core Hotels’’ means hotels and resorts under management for the full year of both 2005 and 2004. However, if a ‘‘Core Hotel’’ has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a ‘‘Core Hotel’’ in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami), The Pierre in New York (due to its disposition on June 30, 2005) and Four Seasons Hotel Newport Beach (due to the owner’s decision to manage that property independently). All room numbers in this table are approximate.

2	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

3	ADR is defined as average daily room rate per room occupied.

4	RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

5	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA — CORE HOTELS1

	Years ended December 31,
(Unaudited)	2005	2004	Variance
Worldwide
No. of Properties	51	51	—
No. of Rooms	13,450	13,450	—
Occupancy²	69.0%	66.1%	2.9pts.
ADR³ − in US dollars	$349	$328	6.3%
RevPAR[4] − in US dollars	$226	$203	11.4%
Gross operating margin[5]	30.8%	28.6%	2.2pts.
United States
No. of Properties	19	19	—
No. of Rooms	5,985	5,985	—
Occupancy²	73.0%	69.4%	3.6pts.
ADR³ − in US dollars	$374	$349	7.3%
RevPAR[4] − in US dollars	$273	$241	13.3%
Gross operating margin[5]	28.7%	26.1%	2.6pts.
Other Americas/Caribbean
No. of Properties	8	8	—
No. of Rooms	1,725	1,725	—
Occupancy²	67.7%	63.8%	3.9pts.
ADR³ − in US dollars	$345	$323	6.9%
RevPAR[4] − in US dollars	$217	$191	13.8%
Gross operating margin[5]	28.2%	25.0%	3.2pts.
Europe
No. of Properties	8	8	—
No. of Rooms	1,425	1,425	—
Occupancy²	63.7%	63.5%	0.2pts.
ADR³ − in US dollars	$527	$507	4.1%
RevPAR[4] − in US dollars	$351	$336	4.5%
Gross operating margin[5]	34.6%	34.7%	(0.1)pts.
Middle East
No. of Properties	4	4	—
No. of Rooms	850	850	—
Occupancy²	68.3%	65.6%	2.7pts.
ADR³ − in US dollars	$210	$184	14.5%
RevPAR[4] − in US dollars	$142	$119	19.3%
Gross operating margin[5]	42.4%	37.9%	4.5pts.
Asia/Pacific
No. of Properties	12	12	—
No. of Rooms	3,465	3,465	—
Occupancy²	65.3%	62.7%	2.6pts.
ADR³ − in US dollars	$238	$228	4.5%
RevPAR[4] − in US dollars	$118	$107	9.5%
Gross operating margin[5]	33.0%	30.9%	2.1pts.

1	The term ‘‘Core Hotels’’ means hotels and resorts under management for the full year of both 2005 and 2004. However, if a ‘‘Core Hotel’’ has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a ‘‘Core Hotel’’ in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami), The Pierre in New York (due to its disposition on June 30, 2005) and Four Seasons Hotel Newport Beach (due to the owner’s decision to manage that property independently). All room numbers in this table are approximate.

2	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

3	ADR is defined as average daily room rate per room occupied.

4	RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

5	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA — ALL MANAGED HOTELS

	As at December 31,
(Unaudited)	2005	2004	Variance
Worldwide[1]
No. of Properties	68	63	5
No. of Rooms	17,300	16,375	925
United States
No. of Properties	23	24	(1)
No. of Rooms	6,845	7,110	(265)
Other Americas/Caribbean
No. of Properties	10	10	—
No. of Rooms	2,165	2,160	5
Europe
No. of Properties	12	10	2
No. of Rooms	1,960	1,785	175
Middle East
No. of Properties	7	5	2
No. of Rooms	1,740	1,210	530
Asia/Pacific
No. of Properties	16	14	2
No. of Rooms	4,590	4,110	480

1	Since December 31, 2005, we commenced management of Four Seasons Tented Camp, Golden Triangle, Thailand and Four Seasons Hotel Silicon Valley at East Palo Alto, which have 15 and 200 rooms, respectively. All room numbers in this table are approximate.

FOUR SEASONS HOTELS INC.
REVENUES UNDER MANAGEMENT — ALL MANAGED HOTELS

(Unaudited)	Three months ended December 31,		Years ended December 31,
(In thousands of US dollars)	2005	2004	2005	2004
Revenues under management[1]	$676,662	$604,791	$2,559,746	$2,240,887

1	Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which we manage. Approximately 63% of the fee revenues (excluding reimbursed costs) we earned were calculated as a percentage of the total revenues under management of all hotels and resorts.

FOUR SEASONS HOTELS INC.
SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR
IN ADVANCED STAGES OF DEVELOPMENT

Hotel/Resort and Location[1,2]	Approximate Number ofRooms
Scheduled 2006/2007 openings
Four Seasons Hotel Alexandria, Egypt*	125
Four Seasons Hotel Beirut, Lebanon	235
Four Seasons Hotel Florence, Italy	120
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170
Four Seasons Resort Lana’i at Koele, Hawaii, USA[3]	100
Four Seasons Hotel Macau, Special Administrative Region of	400
the People’s Republic of China*
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives	100
Four Seasons Hotel Mumbai, India*	235
Four Seasons Hotel Westlake Village, California, USA	270

Beyond 2007
Four Seasons Hotel Bahrain, Bahrain	270
Four Seasons Hotel Baltimore, Maryland, USA*	200
Four Seasons Resort Barbados, Barbados*	117
Four Seasons Hotel Beijing, People’s Republic of China	325
Four Seasons Resort Bora Bora, French Polynesia	105
Four Seasons Hotel Dubai, United Arab Emirates*	375
Four Seasons Hotel Kuala Lumpur, Malaysia*	140
Four Seasons Hotel Marrakech, Morocco*	140
Four Seasons Resort Mauritius, Republic of Mauritius*	120
Four Seasons Hotel Moscow, Russia*	215
Four Seasons Hotel Moscow Kamenny Island, Russia*	80
Four Seasons Hotel New Orleans, Louisiana, USA*	240
Four Seasons Resort Puerto Rico, Puerto Rico*	250
Four Seasons Hotel Seattle, Washington, USA*	150
Four Seasons Hotel Shanghai at Pudong, People’s Republic of China*	190
Four Seasons Hotel Taipei, Taiwan*	275
Four Seasons Hotel Toronto, Ontario, Canada*	265
Four Seasons Resort Vail, Colorado, USA*	120

* Expected to include a residential component.

1	Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers at the time of this report. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2004 Annual Report.

2	We have made an investment in Orlando, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

3	The Lodge at Koele is currently managed by Four Seasons and is expected to be rebranded as Four Seasons Resort Lana’i at Koele in 2006 when the necessary renovations are completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 9, 2006	FOUR SEASONS HOTEL INC.
	By:	/s/ John Davison
Name: John Davison Title: Chief Financial Officer